Exhibit 99.1

SATÉLITES MEXICANOS AND INTERNATIONAL LAUNCH SERVICES

ANNOUNCE SATMEX 8 LAUNCH DATE

Mexico City, Mexico, D.F. and Reston, Virginia, February 14, 2013 – Satélites Mexicanos, S.A. de C.V. (“Satmex”) and International Launch Services (ILS) announced today the ILS Proton launch date for its C- and Ku- band satellite, Satmex 8, has been scheduled for March 27 (March 26 EST), 2013 from the Baikonur Cosmodrome in Baikonur, Kazakhstan. The deployment of Satmex 8 is expected to facilitate a timely and seamless transition of customers from Satmex 5 to the new satellite.

The Satmex 8 launch, previously planned for December 28, 2012, was postponed due to an anomaly experienced by the Proton Breeze M launch vehicle on December 8, 2012. As part of the return to flight process, Satmex participated in the ILS Failure Review Oversight Board (FROB) review which recently concluded.The required corrective actions to prevent future recurrence of the anomaly have been started and are on schedule to support the new launch date.

About Satmex

Satélites Mexicanos (“Satmex”) is a significant provider of fixed satellite services (“FSS”) in the Americas, providing coverage of more than 90% of the population of the region. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites over a 25-year period. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection.

For further information, visit www.satmex.com

Contact:

Juan A. García-Gayou, +52 (55) 2629 5808

Claudia Junco Gurza, +52 (55) 2629 5822

About ILS

ILS is a leader in providing launch services for global satellite operators and offers a complete array of services and support, from contract signing through mission management and on-orbit delivery. ILS has exclusive rights to market the Proton vehicle to commercial satellite operators worldwide and is a U.S. company headquartered in Reston, VA., near Washington, D.C.

For further information, visit www.ilslaunch.com.

Contact:

Karen Rose Monaghan (571) 282-5195

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the amount of expenditures that ultimately will be required to build and launch Satmex 8, the successful completion of the Satmex 8 program or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and subsequent Periodic Reports on Form 6-K.